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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F   X       Form 40-F
                             -----               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                 No   X
                       -----              -----

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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: a notice of correction to the date of closing (from October
                   31, 2003 to November 20, 2003) of the Company's proposed issuance of new shares to an investor group led by Newbridge and AIG, filed with the KOSDAQ and the Financial Supervisory Commission on October 31, 2003; and

     Exhibit 99.2: a corporate disclosure on the previously-disclosed resolution of the board of directors of the Company regarding a proposed new share issuance in the aggregate amount of US$500 million to an investor group led by Newbridge and AIG, indicating the revised closing date of November 20, 2003, filed with the KOSDAQ and the Financial Supervisory Commission on October 31, 2003.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            HANARO TELECOM, INC.



Date: November 3, 2003                      By: /s/ Kyu June Hwang
                                                --------------------------------
                                                Name:  Kyu June Hwang
                                                Title: Managing Director

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                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
99.1:             a notice of correction to the date of closing (from October
                  31, 2003 to November 20, 2003) of the Company's proposed issuance of new shares to an investor group led by Newbridge and AIG, filed with the KOSDAQ and the Financial Supervisory
                  Commission on October 31, 2003.

99.2: a corporate disclosure on the previously-disclosed resolution of the board of directors of the Company regarding a proposed new share issuance in the aggregate amount of US$500 million to an investor group led by Newbridge and AIG, indicating the revised closing date of November 20, 2003, filed with the KOSDAQ and the Financial Supervisory Commission on October 31, 2003.